

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 17, 2010

Michael A. Barron
Chief Executive Officer
Las Vegas Railway Express, Inc.
6650 Via Austi Parkway
Suite 170
Las Vegas, NV 89119

       Re: **Las Vegas Railway Express, Inc.**
             Item 4.02 Form 8-K
             Filed March 10, 2010
             Item 4.02 Form 8-K/A
             Filed December 17, 2010
             File No. 333-144973

Dear Mr. Barron:

       We have completed our review of your Item 4.02 Form 8-K and Form 8-K/A and have no further comments at this time.

                              Sincerely,

                              Lindsay McCord
                              Staff Accountant